Exhibit 99.4

Gewone algemene vergadering van 26 april 2022 Annual shareholders’ meeting of 26 April 2022

Stoffels IMC BV (vast vertegenwoordigd door Dhr. Paul Stoffels) (permanently represented by Mr. Paul Stoffels)

Paul Stoffels*, MD, is door ons benoemings- en remuneratiecomité voorgedragen om toe te treden tot de raad van bestuur van Galapagos NV als een uitvoerend bestuurder, op voorwaarde van de goedkeuring door de aandeelhouders op de jaarlijkse aandeelhoudersvergadering die zal worden gehouden op 26 april 2022. De heer Stoffels studeerde Geneeskunde aan de Universiteit van Diepenbeek en Universiteit van Antwerpen (beiden in België) en Infectieziekten en Tropische Geneeskunde aan het Instituut voor Tropische Geneeskunde in Antwerpen (België). Tot 2021 was de heer Stoffels Vice-Chairman van het Executive Committee en Chief Scientific Officer van Johnson & Johnson, waar hij de innovatieagenda voor het hele bedrijf opstelde en hij aan het hoofd stond van de farmaceutische onderzoeks- en productpijplijn en de externe innovatie-initiatieven. Hieraan voorafgaand, was hij Chairman Pharmaceuticals van Johnson & Johnson voor de ganse wereld, dat onder zijn leiding de productpijplijn aanzienlijk verjongde en een transformationeel R&D-model invoerde, wat in de lancering van 25 innovatieve geneesmiddelen over de hele wereld resulteerde. De heer Stoffels trad in dienst bij Johnson & Johnson in 2002, naar aanleiding van de overname van Virco en Tibotec, waar hij CEO, respectievelijk Chairman was en aan het roer stond van de ontwikkeling van verschillende baanbrekende producten voor de behandeling van HIV. De heer Stoffels is thans lid van de raad van commissarissen van Koninklijke Philips NV. De heer Stoffels maakte reeds deel uit van de raad van bestuur van Galapagos NV vanaf haar oprichting tot en met 2002.

* Stoffels IMC BV, vast vertegenwoordigd door de heer Paul Stoffels

Paul Stoffels*, MD, has been nominated by our nomination and remuneration committee to join the board of directors of Galapagos NV as an executive director, subject to the shareholder’s approval at the annual shareholders’ meeting to be held on 26 April 2022. Mr. Stoffels studied Medicine at the University of Diepenbeek and University of Antwerp (both in Belgium) and Infectious Diseases and Tropical Medicine at the Institute of Tropical Medicine in Antwerp (Belgium). Until 2021, Mr. Stoffels was Vice Chairman of the Executive Committee and Chief Scientific Officer of Johnson & Johnson, setting the company wide innovation agenda and leading the pharmaceutical research and product pipeline as well as the external initiatives. Prior to that, he was worldwide Chairman Pharmaceuticals of Johnson & Johnson, which significantly rejuvenated its product pipeline and adopted a transformational R&D operating model, resulting in the launch of 25 innovative medicines across the globe. Mr. Stoffels joined Johnson & Johnson in 2002, with the acquisition of Virco and Tibotec, where he was CEO and Chairman, respectively, and led the development of several breakthrough products for the treatment of HIV. Mr. Stoffels currently serves as member of the supervisory board of Koninklijke Philips NV. Mr. Stoffels was already a member of the board of directors of Galapagos NV from its incorporation until 2002.

* Stoffels IMC BV, permanently represented by Mr. Paul Stoffels